Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Jaguar Mining Provides Q2 2009 Update of Operations

           <<
                          Q2 Gold Production +96% Over Prior Year
                     FY 2009 Production Guidance Maintained at Between
                                 165,000 to 175,000 Ounces

           JAG - TSX/NYSE
           >>

           CONCORD, NH, July 13 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE, JAG.NT: TSX) provided a summary today of its preliminary Q2 2009 operating performance. All figures are in U.S. dollars unless otherwise indicated. See recent operating highlights below.

           <<
           Consolidated Operations (Turmalina, Paciencia and Sabara)

           -   In Q2 2009, the Company produced 40,758 ounces of gold at an average cash operating cost of $466 per ounce compared to 20,782 ounces at an average cash operating cost of $455 per ounce during the same period last year, a production increase of 96%.
           -   Q2 2009 gold production increased 24% or by 7,890 ounces over Q1 2009 gold production largely as a result of the re-start of leaching operations at Sabara in April 2009, which was idle during Q1 due to seasonal effects of heavy rainfall.
           -   Q2 2009 gold sales rose to 35,560 ounces at an average price of $922 per ounce, 51% above the comparable Q2 2008 gold sales of 23,537 ounces at an average price of $900 per ounce.
           -   Jaguar's Q2 2009 gold production was slightly ahead of the Company's
               2009 Plan. Average cash operating costs of $466 per ounce were $66 per ounce above plan and $57 per ounce above Q1 2009 average cash operating costs caused by several factors including exchange rates, electricity rate adjustments, higher chemical costs, one-time non-recurring charges and the re-start of operations at Sabara, which had below-plan grades. Despite higher costs, the Company's actual Q2
               2009 cash operating margin of $456 per ounce slightly exceeded the
               Company's expected cash operating margin of $450 per ounce.
           -   Exchange rates in Q2 2009 averaged R$2.08 per $1.0 compared to R$2.32 per $1.0 in Q1 2009, a change of 11.5%. While Jaguar's costs were negatively impacted as a result of the strengthening of the Brazilian real relative to the U.S. dollar from Q1 2009 to Q2 2009, the
               Company's treasury management program resulted in a significant foreign exchange benefit during the quarter to offset the increase in cash operating costs. When Jaguar releases its Q2 2009 financials on
               August 10th, 2009, the Company expects to report a pre-tax benefit of between $8.0 and $10.0 million due to net realized and non-realized foreign exchange gains, significantly offsetting the increase in cash operating costs due to the stronger Brazilian real.
           >>

           Daniel Titcomb, Jaguar's President and CEO stated, "Jaguar's operating teams continued to execute on plan during the second quarter. We maintain our
2009 production target of between 165,000 and 175,000 ounces, which was provided last November. The Turmalina Phase I Expansion is expected to be completed in Q3 and the construction of our new Caete Project is on-schedule, both of which should further boost our output next year. With new higher-grade ore sources to feed the Paciencia carbon-in-pulp ("CIP") plant coming this quarter, our need to continue ore shipments from the Pilar mine will wind down and cash operating costs at Paciencia should drop substantially. We have increased our exploration budget in the Iron Quadrangle for the second half of the year and underground development continues at a robust pace. These efforts should give rise to a significant increase in our resource base over the coming months."

           <<
           Turmalina Operations

           In Q2 2009, Turmalina produced 19,868 ounces of gold at an average cash operating cost of $404 per ounce compared to 16,321 ounces at an average cash operating cost of $390 per ounce in Q2 2008.

           The following was achieved at Turmalina during Q2 2009:

           -   Mine production totaled 135,174 tonnes of ore at an average run-of-mine ("ROM") grade of 5.43 grams per tonne.
           -   Ore processed through the mill totaled 135,843 tonnes at an average feed grade of 4.94 grams per tonne.
           -   The plant recovery rate averaged 89%.
           -   Cash operating costs of $404 per ounce were impacted by higher exchange rates and a slight decline in recoveries from Q1 2009, but benefitted from greater tonnage of ore produced and milled.
           -   Mine development totaled 1.3 km.
           -   Installed underground development within the Turmalina mine is adequate to achieve the mine plan for a period of 18 months.
           >>

           Paciencia Operations

           In Q2 2009, Paciencia produced 15,939 ounces of gold at an average cash operating cost of $491 per ounce compared to no production during Q2 2008.
Costs were essentially unchanged from Q1 2009 as higher grades and recoveries offset the impact of increased chemical and electricity costs and the stronger
Brazilian real. Trucking of ore from the Pilar mine continued during Q2 and is expected to wind down during Q3 as output from the St. Isabel mine continues to improve along with higher grade ore which will begin shipping during Q3 from the nearby Palmital mine (conglomerates). In addition, limited ore shipments from the NW01 zone located 2 km north of the St. Isabel mine should help improve the average feed grade and lower Paciencia's cash operating costs during the second half of 2009.
           The following was achieved at Paciencia during Q2 2009:

           <<
           -   Mine production from the St. Isabel mine totaled 107,862 tonnes of ore at an average ROM grade of 3.19 grams per tonne and an additional
               40,458 tonnes at an average grade of 4.36 grams per tonne from the
               Pilar mine.
           -   Ore processed through the mill totaled 145,147 tonnes with an average feed grade of 3.47 grams per tonne.
           -   The plant recovery rate averaged 93%.
           -   Mine development at the St. Isabel mine totaled 0.9 km and 0.4 km at the Pilar mine.
           >>

           Replacing ore from the Pilar mine with higher grade sources from Palmital and NW01 is expected to save on trucking and chemicals costs, given the different characteristics of the Pilar ore versus ore from St. Isabel and the other mines, which are significantly closer to the Paciencia processing plant.
Additionally, modifications to the back-fill system within the St. Isabel mine were completed during Q2, which significantly improved the access to mining areas per the mine plan. This improvement is expected to boost mining rates and feed grades per plan levels.

           Sabara Operations

           In Q2 2009, Sabara produced 4,952 ounces of gold at an average cash operating cost of $633 per ounce compared to gold production of 4,461 ounces at an average cash operating cost of $693 per ounce in Q2 2008. The Sabara oxide leaching facility was idle during Q1 2009 as planned to minimize the increased dilution realized during the wet season. Leaching operations were re-started in April 2009.
           The following was achieved at Sabara during Q2 2009:

           <<
           -   Mine production from Zone A and Serra Paraiso mines totaled
               80,585 tonnes of ore at an average ROM grade of 2.12 grams per tonne.
           -   Ore crushed and stacked for leaching totaled 134,022 tonnes with an average feed grade of 1.81 grams per tonne.
           -   The recovery rate averaged 66%.
           -   Cash operating costs at Sabara were higher than planned due primarily to lower recovery grades and a stronger Brazilian real offset by somewhat greater volume than planned.

           Caete Project

           Construction of Jaguar's new Caete Project is on-schedule with the following milestones accomplished to-date:

           -   Basic engineering is 100% complete with detailed engineering 20%
               concluded.
           -   Mine development at Roca Grande is 73% complete.
           -   The Pilar mine is developed and producing ore. Additional underground development is proceeding according to plan.
           -   On-site support facilities are 80% complete.
           -   Construction of the CIP processing plant is less than 5% complete.
               The plant is expected to be completed in March or April of 2010 with commissioning of the operation immediately thereafter.
           -   All permits, licenses and power contracts necessary for mine development and construction have been received.
           >>

           Cash Position

           As of June 30, 2009 the Company held cash and cash equivalents of approximately $74 million, approximately two-thirds of which is held in
Brazil.
           Management believes the existing cash on hand coupled with expected cash flow from operations is sufficient to fund the completion of the Turmalina
Phase I Expansion, the completion of the Caete Project under construction, other initiatives at its operations in Minas Gerais, Brazil and to fund exploration at the Pedra Branca joint venture.

           2009 OUTLOOK AND UPDATED CORPORATE PRESENTATION

           Jaguar has updated its corporate presentation and has posted it to its website at www.jaguarmining.com.

           The Company's 2009 production and costs estimates are as follows:

           <<
           -------------------------------------------------------------------------
                           Actual         Estimated          Actual       Estimated
           -------------------------------------------------------------------------
           Operation     1st Half                          1st Half
                             2009           FY 2009            2009         FY 2009
                       Production        Production  Cash Operating  Cash Operating
                              (oz)              (oz)     Cost ($/oz)     Cost ($/oz)
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Turmalina       38,638     85,000-90,000            $377        $354-389
           -------------------------------------------------------------------------
           Paciencia       30,037     65,000-70,000            $490        $400-440
           -------------------------------------------------------------------------
           Sabara           4,952            15,000            $628        $565-620
           -------------------------------------------------------------------------
           Total           73,627   165,000-175,000            $440        $391-429
           -------------------------------------------------------------------------

              Note: Estimated cash operating costs based on R$2.20 per $1.00.
           >>

           About Jaguar

           Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

           Forward Looking Statements

           This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning the Company's objectives, such as the build-out of the Caete Project, expansion at the Turmalina operation, the ability to achieve higher throughput grades into the CIP plant at the
Paciencia operation and the ability to increase gold resources as a result of further mine development and through increased spending on exploration. These forward-looking statements can be identified by the use of the words
"intends", "plans", "expects", "expected" and "will". Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
           These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
           These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2008 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2008 filed with the United
States Securities and Exchange Commission and available at www.sec.gov.

           %CIK: 0001333849

           /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
           (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 11:56e 13-JUL-09